AGL Resources Inc. - Distribution Operations				AGL Resources Inc.
Consolidating Income Statements				Form U5S
For the Three Months Ended December 31, 2001				Exhibit F.3b.2

	Distribution Operations	Atlanta Gas Light Company	Virginia Natural Gas, Inc.	Chattanooga Gas Company

Operating revenues	$194,351,972	$114,870,480	$59,615,416	$19,866,076
Cost of sales	48,346,255	4,327,772	33,001,241	11,017,242
Operating margin	146,005,717	110,542,709	26,614,175	8,848,834
Operating expenses
Operation and maintenance	62,827,154	53,451,134	10,988,886	1,927,841
Depreciation and amortization	21,201,189	16,621,895	3,447,636	1,128,480
Taxes other than income	5,098,504	2,972,443	1,384,076	741,984
Total operating expenses	89,126,847	73,045,473	15,820,598	3,798,305
Operating income	56,878,870	37,497,236	10,793,576	5,050,529
Other income (loss)	2,942,212	2,714,452	12,113	215,647
Earnings before interest and taxes	59,821,083	40,211,687	10,805,689	5,266,176
Interest expense and preferred stock dividends	12,581,332	11,251,413	1,250,613	79,046
Earnings before income taxes	47,239,751	28,960,274	9,555,076	5,187,131
Income taxes	16,615,247	10,861,636	3,720,280	2,034,817
Net income	$30,624,504	$18,098,639	$5,834,797	$3,152,314

AGL Resources Inc. - Distribution Operations
Consolidating Income Statements
For the Three Months Ended December 31, 2001

	AGL Rome Holdings, Inc.	Distribution Operations Corp.	Eliminations

Operating revenues	$-	$-	$-
Cost of sales	-	-	-
Operating margin	-	-	-
Operating expenses
Operation and maintenance	689	(3,541,397)	-
Depreciation and amortization	3,178	-	-
Taxes other than income	-	-	-
Total operating expenses	3,867	(3,541,397)	-
Operating income	(3,867)	3,541,397	-
Other income (loss)	-	-	-
Earnings before interest and taxes	(3,867)	3,541,397	-
Interest expense and preferred stock dividends	(23)	283	-
Earnings before income taxes	(3,844)	3,541,114	-
Income taxes	(1,486)	-	-
Net income	$(2,359)	$3,541,114	$-